SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar plan year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-10726

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Worldbridge Broadband Services 401(k) Plan

B. Name of the issuer of the securities help pursuant to the plan and the address of its principal executive offices:

C-COR Incorporated

60 Decibel Road

State College, Pennsylvania 16801-7530

Notices and communications from the Securities and Exchange

Commission relative to this report should be forwarded to:

David A. Woodle

President and CEO

C-COR Incorporated

60 Decibel Road

State College, Pennsylvania 16801

(814) 238-2461

REQUIRED INFORMATION

A. Financial Statements

Financial Statements and Supplemental Schedule dated as of December 31, 2003 and 2002 (with Independent Registered Public Accounting Firm Report thereon)

B. Exhibits
23.1 Consent of Independent Registered Public Accounting Firm
23.2 Consent of Independent Registered Public Accounting Firm

WORLDBRIDGE BROADBAND SERVICES

401(k) PLAN

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2003 AND 2002

&

REPORTS OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

&

SUPPLEMENTAL SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of C-COR.net Corp.:

We have audited the accompanying statement of net assets available for benefits of Worldbridge Broadband Services 401(k) Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parente Randolph, PC

Wilkes-Barre, Pennsylvania
June 21, 2004

Report Of Independent Registered Public Accounting Firm

To the Board of Directors

C-COR.net Corp.:

We have audited the accompanying statement of net assets available for benefits of the Worldbridge Broadband Services 401(k) Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Harrisburg, Pennsylvania
July 3, 2003

WORLDBRIDGE BROADBAND SERVICES

401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
INVESTMENTS:
At estimated fair value:
Pooled separate accounts	$1,072,341	$1,015,082
Participant loans	88,107	74,112

	1,160,448	1,089,194

At quoted fair value,
C-COR.net Corp. common stock	282,895	82,607

At contract value,
Investment contract with insurance company	386,720	457,416

Total investments	1,830,063	1,629,217

LIABILITIES,
Excess contributions payable to employees	23,952	6,043

NET ASSETS AVAILABLE FOR BENEFITS	$1,806,111	$1,623,174

See Notes to Financial Statements

WORLDBRIDGE BROADBAND SERVICES

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Interest income	$17,546	$21,005
Net appreciation (depreciation) in fair value of investments	428,928	(522,617)

Total	446,474	(501,612)

Contributions:
Employer contribution	55,557	102,641
Employee contributions	202,809	363,079
Rollover contributions	1,505	36,892

Total	259,871	502,612

Total additions	706,345	1,000

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions	469,922	267,070
Administrative expenses	8,185	13,070

Total deductions	478,107	280,140

TRANSFER TO OTHER PLAN	45,301	—

Net increase (decrease)	182,937	(279,140)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,623,174	1,902,314

End of year	$1,806,111	$1,623,174

See Notes to Financial Statements

Worldbridge Broadband Services 401(k) Plan

Notes to Financial Statements

WORLDBRIDGE BROADBAND SERVICES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Worldbridge Broadband Services 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

GENERAL

The provisions of the Plan are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code (“IRC”). The Plan was established October 1, 1997. Employees become eligible to participate in the Plan commencing on the earlier of 30 consecutive days of employment or completion of 1,000 hours of service. The Plan covers substantially all employees of Broadband Network Services, Inc. d/b/a Worldbridge Broadband Services, Inc. (the “Company”), a wholly-owned subsidiary of C-COR.net Corp. (“C-COR”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

CONTRIBUTIONS

EMPLOYEE PRE-TAX CONTRIBUTIONS

Participants may direct the Company to reduce their compensation, as defined in the Plan, up to a maximum amount established by the Internal Revenue Service annually. Non-highly compensated (“NHC”) participants may reduce their compensation by 1% to 100% (in whole percentages) and highly compensated (“HC”) participants may reduce their compensation by 1% to 15% (in whole percentages). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 20 pooled separate accounts, C-COR common stock and an insurance investment contract as investment options for participants.

Worldbridge Broadband Services 401(k) Plan

Notes to Financial Statements

EMPLOYER MATCHING CONTRIBUTIONS

The Company may match eligible employee contributions. The employer matching rate percentage is determined annually by C-COR’s Compensation Committee of the Board of Directors. The employer match was equal to fifty cents for each one dollar contributed up to 6% of eligible pay in 2003 and 2002.

EMPLOYER DISCRETIONARY CONTRIBUTIONS

Subject to the approval by C-COR’s Compensation Committee of the Board of Directors, the Company may contribute a discretionary amount to the Plan. The discretionary contribution is subject to an allocation formula based on compensation, and requires employment on the last day of the Plan year. There were no employer discretionary contributions in 2003 or 2002.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with the participant’s contribution and allocations of (a) the employer’s matching and discretionary contributions (if applicable) and (b) allocations of plan earnings. In addition, each participant’s account is charged with an allocation of the administrative expenses incurred by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

VESTING

Participants are vested immediately in their contributions plus actual earnings thereon. Employees become vested in the employer contributions portion of their account according to the following schedule:

YEARS OF CREDITED SERVICE	PERCENT VESTED

Less than 1 year	0%
1 year but less than 2 years	25%
2 years but less than 3 years	50%
3 years but less than 4 years	75%
4 years or more	100%

For vesting calculations for transfer of assets to the Plan related to acquisitions, the Plan maintains the prior plan’s vesting schedule for these transferred accounts.

Worldbridge Broadband Services 401(k) Plan

Notes to Financial Statements

PARTICIPANT LOANS

Participants may borrow up to 50% of their vested account balance, with a maximum aggregate balance of $50,000 per participant. Loans are stated at the unpaid principal balance, which approximates fair value, and interest accrues at a rate of prime plus 1% at the time of the loan. The loans are secured by the balance in the participant’s account. Interest rates ranged from 5.00% to 10.00% and 5.75% to 10.00% at December 31, 2003 and 2002, respectively, which are commensurate with local prevailing interest rates. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

Benefits under the Plan are paid upon separation from service, death, total and permanent disability, or retirement. Upon a participant’s death, the entire account balance will be paid to his/her beneficiary. Hardship withdrawals are permitted for “severe” financial hardships, as defined by the Plan.

FORFEITED ACCOUNTS

Employer matching contributions and employer discretionary contributions that are forfeited are used to offset administrative expenses and employer contributions. Administrative expenses and employer contributions were offset by $24,299 and $36,683 in 2003 and 2002, respectively, from forfeited nonvested accounts.

Worldbridge Broadband Services 401(k) Plan

Notes to Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value except for the investment contract with an insurance company, which is valued at contract value which approximates fair value. The Plan’s pooled separate accounts are valued based on the net unit value as determined by CIGNA Retirement & Investment Services (“CIGNA”), the custodian of the Plan. C-COR’s common stock is stated at market value as quoted on the National Association of Securities Dealers Automated Quotation System. Participant loans are stated at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

Worldbridge Broadband Services 401(k) Plan

Notes to Financial Statements

3.	INVESTMENTS

The following table presents investments at December 31, 2003 and 2002. Investments that represent five percent or more of the Plan’s net assets are separately identified.

	2003	2002
Investments at estimated fair value: Pooled separate accounts:
Mid Cap Growth Artisan Partners	$226,264	$213,240
Janus Worldwide	—	176,382
S&P 500 Index	157,948	158,292
Morgan Stanley Large Cap Growth	123,498	96,360
Oppenheimer Global	174,111	—
CIGNA Lifetime 40	95,147	—
Other	295,373	370,808
Participant loans *	88,107	74,112

	1,160,448	1,089,194
Investments at quoted fair value,
C-COR.net Corp. common stock	282,895	82,607
Investment at contract value,
CIGNA Guaranteed Income Contract	386,720	457,416

Total investments	$1,830,063	$1,629,217

*	Less than 5% of Plan net assets in the respective year

During the years ended December 31, 2003 and 2002, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	2003	2002
Investments at estimated fair value,
Pooled separate accounts	$235,500	$(303,845)
Investments at quoted fair value,
C-COR.net Corp. common stock	193,428	(218,772)

Net appreciation (depreciation) in fair vaIue	$428,928	$(522,617)

Worldbridge Broadband Services 401(k) Plan

Notes to Financial Statements

4.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has an investment contract with CIGNA, and contributions are maintained in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by CIGNA. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield of the CIGNA Guaranteed Income Contract was 3.05% and 4.05% in 2003 and 2002, respectively. The crediting interest rate as of December 31, 2003 and 2002 was 2.80% and 4.15%, respectively.

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, and any unallocated assets of the Plan will be allocated to participant accounts and distributed in such a manner as the Company may determine.

6.	TAX STATUS

The Company has adopted a prototype non-standardized profit sharing plan, which received a letter dated February 6, 2002 from the Internal Revenue Service that it was designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since the date of the letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and is exempt from federal income taxes.

7.	RELATED-PARTY TRANSACTIONS

Plan investments include units of pooled separate accounts and a general account administered by CIGNA. CIGNA is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, the Plan maintains investments in C-COR common stock.

Worldbridge Broadband Services 401(k) Plan

Notes to Financial Statements

8.	LIABILITIES

The Plan has a liability at December 31, 2003 of $23,952 and December 31, 2002 of $6,043 related to excess contributions. The excess contributions were returned prior to March 15 in 2004 and 2003, respectively.

9.	PLAN ADMINISTRATIVE EXPENSES

Administrative expenses for the Plan are paid by the Company and from the forfeiture account.

10.	TRANSFER TO OTHER PLAN

During 2003, two employees of the Company became employees of C-COR. These employees transferred their participant balances in the Plan totaling $45,301 to the C-COR.net Retirement Savings and Profit Sharing Plan.

11.	SUBSEQUENT EVENT

CIGNA was acquired by Prudential Financial in 2004. Prudential Financial assumed the Plan custodian and recordkeeping responsibilities previously performed by CIGNA. The change had no effect on the Plan.

Worldbridge Broadband Services 401(k) Plan

Notes to Financial Statements

WORLDBRIDGE BROADBAND SERVICES

401(K) PLAN

EIN: 24-0811591 PLAN NUMBER: 004

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

(a)	(b)	(c)	(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT	COST	CURRENT VALUE
*	C-COR.net Corp.	Common stock	N/R	$282,895

*	CIGNA Retirement & Investment Services	Guaranteed Income Contract	N/R	386,720
*		Pooled Separate Accounts:
*		Mid Cap Growth Artisan Partners	N/R	226,264
*		S & P 500 Index	N/R	157,948
*		Morgan Stanley Large Cap Growth	N/R	123,498
		Oppenheimer Global	N/R	174,111
		Small Value/Perkins Wolf McDonnell	N/R	7,445
*		CIGNA Lifetime 30	N/R	59,629
*		CIGNA Lifetime 40	N/R	95,147
*		CIGNA Lifetime 20	N/R	40,536
*		Templeton Growth	N/R	50,051
*		CIGNA Lifetime 50	N/R	30,209
*		Nations International Value	N/R	29,227
*		American Century Equity Income – INV	N/R	10,647
*		CIGNA Lifetime 60	N/R	1,828
*		Time Square Core BD ENH Index	N/R	4,955
*		T. Rowe Price Equity Income Adv SH	N/R	59,756
*		Oakmark Equity and Income	N/R	955
*		Morgan Stanley Balanced SSGA	N/R	135

*	PARTICIPANT LOANS	Participant loans with various rates of interest from 5.0% to 10.00%	$0	88,107

		TOTAL		$1,830,063

*	Parties-in-interest, as defined by ERISA

N/R – Participant directed investment; cost not required to be reported

See Notes to Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Worldbridge Broadband Services 401(k) Plan

C-COR Incorporated
Plan Administrator

DATE: June 28, 2004	By:	/s/ William T. Hanelly
William T. Hanelly
Chief Financial Officer, Treasurer and Secretary